UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and

Amendments Thereto Filed Pursuant to Rule 13d-2(a)

CHINA GRENTECH CORPORATION LIMITED

(Name of Issuer)

Ordinary Shares, Par Value US$0.00002 per share

(Title of Class of Securities)

16938P107

(CUSIP Number)

Yingjie Gao

c/o 16th Floor, Block A, Guoren Building

Keji Central 3rd Road

Hi-Tech Park, Nanshan District

Shenzhen 518057, People’s Republic of China

+(86) 755 2651-6888

With a copy to:

Peter X. Huang Skadden, Arps, Slate, Meagher & Flom LLP 30th Floor, China World Office 2 No. 1, Jianguomenwai Avenue Beijing 100004, People’s Republic of China +(86) 10 6535-5599

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 26, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	16938P107

1.	NAME OF REPORTING PERSON: Guoren Industrial Developments Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 183,195,375 ordinary shares
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 183,195,375 ordinary shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 183,195,375 ordinary shares (1)(2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.2%(3)
14.	TYPE OF REPORTING PERSON CO

(1)	The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2) with certain other beneficial owners of the Company’s ordinary shares. The group collectively own 235,805,375 ordinary shares.
(2)	See Item 5 below.
(3)	Based on 587,397,825 ordinary shares outstanding as of March 26, 2012 (as provided by the Company).

CUSIP No.	16938P107

1.	NAME OF REPORTING PERSON: Heng Xing Yue Investments Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 34,006,550 ordinary shares
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 34,006,550 ordinary shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,006,550 ordinary shares(1)(2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8% (3)
14.	TYPE OF REPORTING PERSON CO

(1)	The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2) with certain other beneficial owners of the Company’s ordinary shares. The group collectively own 235,805,375 ordinary shares.
(2)	See Item 5 below.
(3)	Based on 587,397,825 ordinary shares outstanding as of March 26, 2012 (as provided by the Company).

CUSIP No.	16938P107

1.	NAME OF REPORTING PERSON: Yingjie Gao
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 183,195,375 ordinary shares
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 183,195,375 ordinary shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 183,195,375 ordinary shares(1)(2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.2% (3)
14.	TYPE OF REPORTING PERSON IN

(1)	The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2) with certain other beneficial owners of the Company’s ordinary shares. The group collectively own 235,805,375 ordinary shares.
(2)	See Item 5 below.
(3)	Based on 587,397,825 ordinary shares outstanding as of March 26, 2012 (as provided by the Company).

CUSIP No.	16938P107

1.	NAME OF REPORTING PERSON: Ce Lue Investments Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 183,195,375 ordinary shares
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 183,195,375 ordinary shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 183,195,375 ordinary shares(1)(2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.2% (3)
14.	TYPE OF REPORTING PERSON CO

(1)	The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2) with certain other beneficial owners of the Company’s ordinary shares. The group collectively own 235,805,375 ordinary shares.
(2)	See Item 5 below.
(3)	Based on 587,397,825 ordinary shares outstanding as of March 26, 2012 (as provided by the Company).

CUSIP No.	16938P107

1.	NAME OF REPORTING PERSON: Well Sino Enterprises Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 25,667,000 ordinary shares
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 25,667,000 ordinary shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,667,000 ordinary shares(1)(2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4% (3)
14.	TYPE OF REPORTING PERSON CO

(1)	The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2) with certain other beneficial owners of the Company’s ordinary shares. The group collectively own 235,805,375 ordinary shares.
(2)	See Item 5 below.
(3)	Based on 587,397,825 ordinary shares outstanding as of March 26, 2012 (as provided by the Company).

CUSIP No.	16938P107

1.	NAME OF REPORTING PERSON: Rong Yu
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,400,000 ordinary shares
	8.	SHARED VOTING POWER 25,667,000 ordinary shares
	9.	SOLE DISPOSITIVE POWER 1,400,000 ordinary shares
	10.	SHARED DISPOSITIVE POWER 25,667,000 ordinary shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,067,000 ordinary shares(1)(2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6% (3)
14.	TYPE OF REPORTING PERSON IN

(1)	The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2) with certain other beneficial owners of the Company’s ordinary shares. The group collectively own 235,805,375 ordinary shares.
(2)	See Item 5 below.
(3)	Based on 587,397,825 ordinary shares outstanding as of March 26, 2012 (as provided by the Company).

CUSIP No.	16938P107

1.	NAME OF REPORTING PERSON: Leakey Investments Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 25,543,000 ordinary shares
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 25,543,000 ordinary shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,543,000 ordinary shares(1)(2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3% (3)
14.	TYPE OF REPORTING PERSON CO

(1)	The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2) with certain other beneficial owners of the Company’s ordinary shares. The group collectively own 235,805,375 ordinary shares.
(2)	See Item 5 below.
(3)	Based on 587,397,825 ordinary shares outstanding as of March 26, 2012 (as provided by the Company).

CUSIP No.	16938P107

1.	NAME OF REPORTING PERSON: Yin Huang
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 25,543,000 ordinary shares
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 25,543,000 ordinary shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,543,000 ordinary shares(1)(2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3% (3)
14.	TYPE OF REPORTING PERSON IN

(1)	The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2) with certain other beneficial owners of the Company’s ordinary shares. The group collectively own 235,805,375 ordinary shares.
(2)	See Item 5 below.
(3)	Based on 587,397,825 ordinary shares outstanding as of March 26, 2012 (as provided by the Company).

CUSIP No.	16938P107

1.	NAME OF REPORTING PERSON: Talenthome Management Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 235,805,375 ordinary shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 235,805,375 ordinary shares (1)(2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.1% (3)
14.	TYPE OF REPORTING PERSON CO

(1)	The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2) with certain other beneficial owners of the Company’s ordinary shares. The group collectively own 235,805,375 ordinary shares.
(2)	See Item 5 below.
(3)	Based on 587,397,825 ordinary shares outstanding as of March 26, 2012 (as provided by the Company).

This Amendment No. 2 is filed jointly by Guoren Industrial Developments Limited (“Guoren Industrial”), Heng Xing Yue Investments Limited (“HXY”), Mr. Yingjie Gao (“Mr. Gao”), Ce Lue Investments Limited (“Ce Lue”), Well Sino Enterprises Limited (“Well Sino”), Ms. Rong Yu (“Ms. Yu”), Leakey Investments Limited (“Leakey”), Ms. Yin Huang (“Ms. Huang”) and Talenthome Management Limited (“Talenthome”). Guoren Industrial, HXY, Mr. Gao, Ce Lue, Well Sino, Ms. Yu, Leakey, Ms. Huang and Talenthome are collectively referred to herein as the “Reporting Persons.” This Amendment No. 2 amends and supplements the schedule with respect to China GrenTech Corporation Limited (the “Company”) filed by the Reporting Persons with the United States Securities and Exchange Commission (the “SEC”) on January 18, 2012 (the “Schedule 13D”) and as amended on January 20, 2012. Capitalized terms used but not defined in this Amendment No. 2 shall have the same meaning given to them in the Schedule 13D. Except as provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Schedule 13D.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On March 26, 2012, Talenthome and Guotai Junan Finance (Hong Kong) Limited (the “Lender”) entered into a facility agreement relating to HK$320,000,000 term loan facility (the “Facility Agreement”), pursuant to which the Lender promised to make available to Talenthome a loan in a principal amount of HK$320,000,000 (the “Facility”) to fund a portion of the offer price of the Merger. The terms and conditions set forth in the Facility Agreement do not materially alter terms and conditions set forth in the Debt Commitment Letter executed by and among the Lender and Talenthome on January 11, 2012. A copy of the Facility Agreement is filed as Exhibit 7.08 and is incorporated herein by reference in its entirety.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On March 26, 2012, Talenthome and the Lender entered into the Facility Agreement. The description of the Facility Agreement set forth in Item 3 of this Amendment No. 2 is incorporated herein by reference.

The summaries of certain provisions of the Facility Agreement listed in this statement on Schedule 13D are not intended to be complete and are qualified in their entirety by reference to the full text of such agreements. The agreement listed in this Item 6 are filed herewith as Exhibits 7.08 and is incorporated herein by reference in its entirety.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 7.08:	Facility Agreement relating to HK$320,000,000 Term Loan Facility, dated as of March 26, 2012, by and among Talenthome and the Lender.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 26, 2012

Guoren Industrial Developments Limited

By:	/s/ Yingjie Gao
Name:	Yingjie Gao
Title:	Sole Director

Heng Xing Yue Investments Limited

By:	/s/ Yingjie Gao
Name:	Yingjie Gao
Title:	Sole Director

Yingjie Gao

By:	/s/ Yingjie Gao

Ce Lue Investments Limited

By:	/s/ Yingjie Gao
Name:	Yingjie Gao
Title:	Sole Director

Well Sino Enterprises Limited

By:	/s/ Rong Yu
Name:	Rong Yu
Title:	Sole Director

Rong Yu

By:	/s/ Rong Yu

Leakey Investments Limited

By:	/s/ Yin Huang
Name:	Yin Huang
Title:	Sole Director

Yin Huang

By:	/s/ Yin Huang

Talenthome Management Limited

By:	/s/ Yingjie Gao
Name:	Yingjie Gao
Title:	Sole Director